UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)
American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Ideation House, 1st Floor
94 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD REINSURANCE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2023, filed on May 10, 2023 (the “First Quarter 2023 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner, and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.43%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 21, 2022 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 13, 2023 (“Amendment No. 7”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 8 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 2.	Identity and Background:

Paragraphs (b)-(c) and (f) of Item 2 of the Amended Schedule 13D are hereby amended by replacing Schedules III – IV attached to the Original Schedule 13D with Schedules III – IV attached hereto.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

As reported in the First Quarter 2023 Form 10-Q, the aggregate number of shares of Common Stock of the Issuer outstanding as of May 4, 2023 was 77,941,257, which is a decrease from the 85,702,260 outstanding shares of Common Stock of the Issuer that were outstanding on the date Amendment No. 7 was filed. As a result of such decrease in the aggregate number of outstanding shares of Common Stock of the Issuer, the aggregate percentage of outstanding shares of Common Stock of the Issuer that the Reporting Persons may be deemed to beneficially own increased by an amount equal to approximately 1.84 percentage points of the outstanding shares of Common Stock of the Issuer. This Amendment No. 8 is being filed solely to reflect such increase.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 15,886,163 shares, constituting approximately 20.38% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2023, filed on May 10, 2023.

(i)	Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”)

(A)	As of May 4, 2023, Brookfield Reinsurance may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.38% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(ii)	BAM Re Partners Trust

(A)	As of May 4, 2023, BAM Re Partners Trust may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.38% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iii)	BAM Re Holdings

(A)	As of May 4, 2023, BAM Re Holdings may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.38% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  15,886,163 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  15,886,163 shares

(iv)	North End Re

(A)	As of May 4, 2023, North End Re may be deemed to be the beneficial owner of 12,028,979 shares of Common Stock, constituting approximately 15.43% of the Issuer’s outstanding Common Stock.

(B)
Sole voting power to vote or direct vote:  0 shares
Shared voting power to vote or direct vote:  12,028,979 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  12,028,979 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD., for and on behalf of BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name	Gregory McConnie
	Title	Director and Chief Executive Officer

SCHEDULE III

BAM RE HOLDINGS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Seamus MacLoughlin, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Actuary of North End Re Ltd.	United Kingdom
Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE IV

NORTH END RE (CAYMAN) SPC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and Chief Executive Officer	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Fearghal O’Riordan, Director and Chief Financial Officer	18 Forum Lane, 2nd Floor, Camana Bay, PO Box 30487, Grand Cayman, KY1-1202, Cayman Islands	Chief Operating Officer of North End Re Ltd. and Chief Financial Officer of North End Re (Cayman) SPC	Ireland
Seamus MacLoughlin, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Actuary of North End Re Ltd.	United Kingdom
Melissa Thomas, Director	Governor’s Square, Unit 4-103 PO Box 30608 Grand Cayman KY1-1203 Cayman Islands	Director	Cayman Islands
John Ferrari, Director	10 Market Street, Camana Bay, PO Box 1028 Grand Cayman, KY1-9006 Cayman Islands	Director	Cayman Islands
Claire Crawford, Chief Actuary	18 Forum Lane, 2nd Floor, Camana Bay, PO Box 30487, Grand Cayman, KY1-1202, Cayman Islands	Chief Actuary of North End Re (Cayman) SPC	Ireland
Jeffrey Morash, Chief Risk Officer	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Risk Officer of North End Re Ltd and North End Re (Cayman) SPC	Canada
Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom
Shaneil Whittaker, Assistant Secretary	18 Forum Lane, 2nd Floor, Camana Bay, PO Box 30487, Grand Cayman, KY1-1202, Cayman Islands	Associate, Legal and Compliance of North End Re (Cayman) SPC	Cayman Islands

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.